April 28, 2022 Via Edgar Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C., 20549

Re:	Majestic Ideal Holdings Ltd. (CIK No. 0001897532) Draft Registration Statement on Form F-1 Response to the Staff’s Comments Dated April 7, 2022

Dear Mr. Jones, Ms. Clark, Mr. Woody, and Mr. Ingram:

On behalf of our client, Majestic Ideal Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated April 7, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 17, 2022. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Staff’s comments from its letters dated April 7, 2022 is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Choo Lye TAN	陳珠萊	Sook Young YEU	呂淑榮
Michael K.S. CHAN	陳國淳	Scott D. PETERMAN	畢德民	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知
Sacha M. CHEONG	文錦明	Carolyn H.L. SNG	孫慧蓮	Christopher TUNG	董彥華
Jay C. CHIU	邱志藩	Virginia M.L. TAM	譚敏亮	Frank VOON	溫匯源

Registered Foreign Lawyer (PRC)

Amigo L. XIE	謝嵐

Cover Page

1.

Please clarify the amount of your cash that is in RMB and Hong Kong dollars. Please disclose whether cash generated from one subsidiary is used to fund another subsidiary’s operations, whether your subsidiaries have ever faced difficulties or limitations on their ability to transfer cash between subsidiaries, and whether your subsidiaries have cash management policies that dictate the amount of such funding. Also, disclose whether your subsidiaries have cash management policies/procedures that dictate how funds are transferred. Your disclosure should address the possibility that the PRC could prevent the cash maintained in the PRC or Hong Kong from leaving, or that the PRC could restrict deployment of the cash into the business or for the payment of dividends. Add similar disclosure to risk factors and to the summary of risk factors.

In response to the Staff’s comment, the disclosure on the “amount of the cash that is in RMB …” can be found in paragraph 9 on the prospectus cover page of the Revised Draft Registration Statement.

With respect to the disclosure on “whether cash generated from one subsidiary …” the Company’s PRC subsidiary New Brand is its sole operating entity and the other subsidiaries are holding companies with no operations of their own, as disclosed in paragraph 9 on the prospectus cover page of the Revised Draft Registration Statement.

The disclosure on “difficulties or limitations on their ability to transfer cash …” can be found in paragraph 9 on the prospectus cover page of the Revised Draft Registration Statement.

The disclosure on “cash management policies/procedures …” can be found in paragraph 9 on the prospectus cover page of the Revised Draft Registration Statement.

The disclosure on “PRC could prevent the cash maintained in the PRC or Hong Kong…” can be found in paragraph 9 on the prospectus cover page of the Revised Draft Registration Statement. The Company has added similar disclosure language to paragraph 5 on page 21 under the relevant risk factor and made corresponding changes to the fourth bullet point on page 6 under “Summary of Risk Factors” of the Revised Draft Registration Statement.

Risks Relating to Doing Business in China, page 5

2.

Please revise the disclosure in the first bullet point to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

In response to the Staff’s comment, the referenced disclosure can be found in the first bullet point under the subsection titled “Risks Related to Doing Business in China” on page 5 and the corresponding changes have been made to the relevant risk factor on page 16 of the Revised Draft Registration Statement.

3.

Please revise the disclosure in the second bullet point in this section to clarify that the PRC government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

In response to the Staff’s comment, the referenced disclosure can be found in the second bullet point under the subsection titled “Risks Related to Doing Business in China” on page 5 and the corresponding changes have been made to the relevant risk factor on page 16 of the Revised Draft Registration Statement.

4.

Please revise the disclosure in the first sentence of the last bullet point on page 5 to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the referenced disclosure can be found in the third bullet point under the subsection titled “Risks Related to Doing Business in China” on page 5 and the corresponding changes have been made to the relevant risk factor on page 17 of the Revised Draft Registration Statement.

Recent Regulatory Developments in China, page 9

5.

We note your disclosure about the revised draft released on July 10, 2021. Please update your disclosures in this section and elsewhere in your filing to reflect that: (1) the Cyberspace Administration of China issued the New Measures for Cybersecurity Review on January 4, 2022; (2) that the New Measures amended the Measures for Cybersecurity Review released on July 10, 2021; and (3) the New Measures came into effect on February 15, 2022. Generally, please ensure that your discussion of PRC laws, rules and regulations is current.

In response to the Staff’s comment, the referenced disclosure can be found under the subsection titled “Recent Regulatory Development in China” on page 9 of the Revised Draft Registration Statement, and the Company will ensure that its discussion of PRC laws, rules and regulations is current throughout the filing.

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Recent joint statement by the SEC and the PCAOB, page 17

6.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please revise the disclosure to clarify that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the referenced disclosure can be found on page 18 and the same disclosure is added to the relevant risk factor under “Summary of Risk Factors” on page 6 and “Implications of HFCA Act” on page 10 of the Revised Draft Registration Statement.

In light of recent events indicating greater oversight, page 19

7.	Please revise the disclosure in this risk factor to explain how this oversight impacts your business and your offering. Regarding the disclosure on page 19 about your belief that you “are neither currently impacted nor covered by the permission and requirements from the CSRC or CAC,” please revise to clarify whether you obtained an opinion of counsel regarding required approvals from the CSRC or CAC. If you did obtain an opinion of counsel, please file the consents as exhibits.

In response to the Staff’s comment, the disclosure on “oversight impacts on the Company’s business and the offering” can be found in paragraph 5 on page 19 and paragraph 3 on page 20.

The Company respectfully advises the Staff it has obtained an opinion from its PRC counsel, Commerce & Finance Law Offices, regarding approvals from the CSRC or CAC as disclosed in paragraph 2 on page 20 of the Revised Draft Registration Statement. In addition, the opinion of Commerce & Finance Law Offices is concurrently filed as an exhibit.

Enforceability of Civil Liabilities, page 114

8.

We note the disclosure on pages 83-84 about your officers and directors. Please revise the disclosure on page 114 to discuss, if applicable, the extent to which your directors and officers are nationals or residents of the PRC and revise the Risk Factors section to include a separate risk factor to highlight the risk discussed on page 114.

In response to the Staff’s comment, the disclosure on the extent to which the “directors and officers are nationals or residents of the PRC” can be found on page 115 of the Revised Draft Registration Statement.

In addition, the Company has revised the Risk Factors section to include the relevant risk factor on page 20 and corresponding changes have been made to the same risk factor on page 6 under “Summary of Risk Factors” of the Revised Draft Registration Statement.

General

9.

Please remove the Filing Fee Table from the cover page and file it as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

In response to the Staff’s comment, the Filing Fee Table has been removed from the cover page and will be filed as an exhibit by amendment when the Company first publicly files Form-1 with the Commission.

Please contact Virginia Tam or Clayton Parker of K&L Gates at +852.2230.3535 or 1.305.539.3306, respectively, with any questions or further comments on the responses to the Staff’s comments.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam

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